PMU News Release #08-07
TSX, AMEX Symbol PMU

July 3, 2008

Pacific Rim Suspends Further Drilling in El Salvador Until Mining Permit Granted;
Local Staffing Reduced

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has taken the first steps toward reducing its El Salvador work force in preparation for a slow down in exploration and investment activity on its El Dorado, Santa Rita and Zamora-Cerro Colorado gold projects in El Salvador. As the El Dorado drilling program consumed the bulk of the Company’s direct exploration costs in El Salvador, the Company believes it is prudent to reduce its drilling expenditures and suspend drilling activity for the time being. This reduction in exploration activity will continue until such time as the Company’s long sought after mining permit for the El Dorado project is granted. In the meantime, Pacific Rim is shifting its generative exploration efforts out of El Salvador to Costa Rica and Guatemala; two jurisdictions that are geologically similar but more politically stable for mining investment.

Pacific Rim is not abandoning its El Salvadoran assets and is continuing in earnest its wide-ranging diplomatic efforts to secure a mining permit for its flagship El Dorado gold project. The Company will continue to conduct the exploration work necessary to maintain its El Salvador properties in good standing. However, the Company can not continue to invest millions of dollars annually in advancing its El Salvador gold projects, particularly El Dorado, until such time as the Government of El Salvador signals its willingness to proceed with development of El Dorado by granting the mining permit. The Company’s rights in El Salvador are being ignored by the Government of El Salvador. Pacific Rim, through its independent operating subsidiaries, will continue to pursue those rights, relying on both El Salvadoran law and the Central American Free Trade Agreement (CAFTA).

“Pacific Rim and its predecessors have invested approximately $77 million on gold exploration and development in El Salvador with exceptional results,” says Tom Shrake, President & CEO. “We have provided the Government of El Salvador with an environmental study and mine design for El Dorado that exceeds both El Salvadoran and international standards and provides a very high environmental benchmark for future developments. Our exploration team has unraveled the complex volcanic geology of the region resulting in the discovery of several previously unknown epithermal gold systems. This exploration success has the potential to spawn a modern, clean mining industry in El Salvador that will create thousands of well-paying jobs alleviating the extreme poverty of the northern half of the country. We have built our “social license” and enjoy excellent local support in Cabañas and majority national support. Pacific Rim entered El Salvador cautiously and prudently and was encouraged every step of the way by the highest levels of Government. Unfortunately, the Government of El Salvador is now stalling the process without regard to the Company’s rights deriving from its substantial investments in the country. While we would vastly prefer the negotiated solution we seek, we are being forced to consider all options in order to pursue our rights under El Salvadoran law and international treaties, specifically CAFTA. It saddens me to be forced to reduce our workforce and investment level in Cabañas, where local employment opportunities are almost non-existent. We remain focused on moving El Dorado into production, with the co-operation of the El Salvadoran government, so we can build a new economy in Cabañas and elsewhere in El Salvador. These are hard-working people that deserve this opportunity to work and feed their families.”

Work Force Reductions
Pacific Rim has laid off 42 El Salvador-based employees effective June 30, 2008. The Company’s remaining 225 employees, including all senior management remain with the Company. Additional layoffs are likely if the permit issue is not resolved imminently.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

El Dorado Permitting
Regulatory approval of the El Dorado EIS is the critical requirement for the assessment and approval of the Company’s El Dorado mining permit (also known as the exploitation concession) application. Nearly two-years have passed since the El Dorado EIS was submitted in its final form. MARN has failed to take action on approval of the EIS, thus preventing the Company from obtaining the El Dorado exploitation concession in a timely manner.

In good faith, Pacific Rim and its subsidiaries have met their responsibilities under El Salvadoran law. The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador and will continue to pursue its rights under El Salvadoran law and CAFTA. The Company has retained the Washington, DC legal firm of Crowell & Moring to represent it should it choose to proceed in the future with CAFTA arbitration proceedings.

Exploration
The Company’s El Dorado drilling program, focused on the Cerro Alto and La Luz veins in recent months, has intersected many blind gold-bearing veins. However, no new deposits at El Dorado have been delineated since completion of the Balsamo deposit drilling. A complete list of drill results from the El Dorado property is available on the Company’s website (at http://www.pacrim-mining.com/i/pdf/ED_complete_drill_results.pdf ), with the most recent results clearly indicated. Going forward and upon resumption of full-scale exploration at El Dorado, the Company intends to provide project updates on a quarterly basis, which will include any materially significant results and discoveries with complete drill results provided concurrently on the Company’s website.

The Company intends to continue limited exploration work at El Dorado, Santa Rita and Zamora-Cerro Colorado, as necessary to maintain its claims in good standing. The Company recently completed a 9-hole Phase 1 drill program at Santa Rita, thereby meeting its property maintenance obligations. Results from this program will be issued when available. Additional investment can not be justified on the Company’s El Salvador projects until the Government of El Salvador signals its willingness to proceed with its obligation to fully permit the El Dorado operation; a mine that will be environmentally clean, economically beneficial to all Salvadorans and socially responsible.

El Dorado Feasibility Study
Pacific Rim is proceeding with the El Dorado project feasibility study, which had been put on hold in February 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the updated study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and providing a measure of the project’s value based on the current prices of commodities and consumables.

The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

Generative Exploration
Pacific Rim is moving the focus of its highly successful grassroots exploration initiatives from El Salvador to Costa Rica and Guatemala. These two jurisdictions offer outstanding gold potential, like El Salvador, yet are more mining-knowledgeable and receptive to the economic development opportunities presented by mining industry investment in general, and Pacific Rim specifically.

Costa Rica recently fully re-opened the doors to responsible gold mining. This decision was anticipated by Pacific Rim, which had previously filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts, both epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated in the coming months.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim will apply its proprietary geologic understanding of the relationship between low-sulfidation type epithermal gold deposits and the volcanic history of Central America to a grassroots reconnaissance effort in Guatemala. Two gold mines (both epithermal vein systems similar to the Company’s El Dorado and Santa Rita systems in El Salvador) have gone into production in the past few years in Guatemala along the Central American Gold Belt that hosts Pacific Rim’s El Salvador gold deposits. Guatemala has outstanding gold potential and has seen little modern exploration investment.

Pacific Rim remains committed solely to the exploration for low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and generally low cost.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release, call 1-888-775-7097 or 604-689-1976 or email general@pacrim-mining.com.

National Instrument 43-101 Disclosure
Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work within El Salvador including the Santa Rita project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. Gehlen has confirmed that the drill assay results presented herein and/or on the Company’s website are accurately summarized from original assay certificates. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the depth of future employee layoffs; the timing for completion of the El Dorado feasibility study; the granting of the necessary permits to develop and exploit the El Dorado project; the outcome of any legal actions the Company or one or more of its subsidiaries may undertake; the acquisition of new exploration projects and the availability of financial and/or technical resources required to conduct exploration on any new projects; the availability of sufficient funding to proceed with the Company’s existing exploration, development, operational and corporate plans; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com